UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2023
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

1Q23

Results

PagSeguro Digital Ltd.

Unaudited Condensed Consolidated
Interim Financial Statements

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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022

2
investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim balance sheet
As of March 31, 2023 and 2022
(All amounts in thousands of reais)

	Note	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	5	1,816,164	1,829,097
Financial investments	6	1,063,650	1,103,299
Accounts receivable	7	34,002,111	36,248,589
Inventories		21,613	13,281
Tax receivable	8	448,283	410,801
Other receivables		155,772	162,011
Total current assets		37,507,593	39,767,078

Non-current assets
Accounts receivable	7	803,080	745,546
Judicial deposits		44,210	44,855
Deferred income tax and social contribution	18	102,105	99,411
Other receivables		27,164	18,509
Investment		1,763	1,651
Property and equipment	10	2,437,984	2,493,499
Intangible assets	11	2,267,729	2,158,773
Total non-current assets		5,684,035	5,562,244

Total assets		43,191,628	45,329,322
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

3
investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim balance sheet
As of March 31, 2023 and 2022
(All amounts in thousands of reais)

	Note	March 31, 2023	December 31, 2022
Liabilities and equity
Current Liabilities
Payables to third parties	12	16,647,566	17,988,139
Deposits	13	7,521,561	10,100,599
Borrowings	17	195,651	—
Derivative Financial Instruments	25	26,415	22,289
Trade payables		437,469	449,102
Payables to related parties	9	360,265	593,906
Salaries and social security charges	14	205,177	292,778
Taxes and contributions	15	99,973	89,779
Provision for contingencies	16	54,703	46,233
Deferred revenue		125,339	126,042
Other liabilities		29,118	31,484
Total current liabilities		25,703,237	29,740,351

Non-current liabilities
Payables to third parties	12	93,523	84,759
Deposits	13	3,156,535	1,894,689
Payables to related parties	9	161,085	—
Deferred income tax and social contribution	18	1,613,534	1,564,228
Provision for contingencies	16	14,827	14,370
Deferred revenue		17,792	17,486
Other liabilities		223,928	171,313
Total non-current liabilities		5,281,224	3,746,845

Total liabilities		30,984,461	33,487,196

Equity
Share capital	19	26	26
Treasury shares	19	(407,337)	(475,354)
Capital reserve	19	6,029,437	6,102,573
Retained earnings	19	6,607,236	6,237,392
Equity valuation adjustments	19	(22,372)	(22,372)
Other comprehensive income	19	177	(139)
Total equity		12,207,167	11,842,126

Total liabilities and equity		43,191,628	45,329,322
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4
investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of income
For the three-month periods ended March, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

		Three-month period
	Note	March 31, 2023	March 31, 2022
Revenue from transaction activities and other services	21	2,151,016	2,054,583
Financial income	21	1,534,202	1,330,795
Other financial income	21	64,514	41,573
Total revenue and income		3,749,732	3,426,951

Cost of sales and services	22	(1,929,298)	(1,739,379)
Selling expenses	22	(317,908)	(480,650)
Administrative expenses	22	(171,354)	(165,331)
Financial expenses	22	(812,971)	(620,628)
Other income (expenses), net	22	(82,163)	(4,491)

Profit before income taxes		436,038	416,472

Current income tax and social contribution	18	(18,056)	(28,651)
Deferred income tax and social contribution	18	(48,138)	(37,901)

Income tax and social contribution		(66,194)	(66,552)

Net income for the period		369,844	349,920

Basic earnings per common share - R$	20	1.1390	1.0569
Diluted earnings per common share - R$	20	1.1292	1.0504
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

5
investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of comprehensive income
For the three-month periods ended March, 2023 and 2022
(All amounts in thousands of reais)

	Three-month period
	March 31, 2023	March 31, 2022
Net income for the period	369,844	349,920
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	(23)	(592)
Loss on investments designated at fair value through OCI	109	339
Derivative Financial Instruments through OCI	404	(4,356)
Income tax and social contribution	(174)	1,370

Other comprehensive income for the period	370,159	346,681

Attributable to
Equity holders of the parent	370,159	346,681
Non-controlling interests	—	—
Net income for the period	370,159	346,681
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

6
investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of changes in equity
For the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais)

		Share capital	Treasury shares	Capital reserve		Profit reserve	Equity valuation adjustments	Other comprehensive income	Total equity
	Note			Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings
On December 31, 2021		26	(285,011)	5,828,754	247,532	4,732,624	(22,372)	645	10,502,198

Net income for the period		—	—	—	—	349,920	—	—	349,920
Currency translation adjustment		—	—	—	—	—	—	(592)	(592)
Gain on financial assets through OCI		—	—	—	—	—	—	222	222
Derivative Financial Instruments through OCI		—	—	—	—	—	—	(2,871)	(2,871)
Share based long term incentive plan (LTIP)		—	—	—	35,999	—	—	—	35,999
Acquisition of treasury shares		—	(93,613)	—		—	—	—	(93,613)
(LTIP) of treasury shares		—	98,069	—	(98,069)	—	—	—	—
On March 31, 2022		26	(280,555)	5,828,754	185,462	5,082,544	(22,372)	(2,596)	10,791,263

Net income for the period		—	—	—	—	1,154,848	—	—	1,154,848
Currency translation adjustment		—	—	—	—	—	—	(85)	(85)
Loss on financial assets through OCI		—	—	—	—	—	—	(329)	(329)
Derivative Financial Instruments through OCI		—	—	—	—	—	—	2,871	2,871
Share based long term incentive plan (LTIP)		—	—	—	91,390	—	—	—	91,390
Acquisition of treasury shares		—	(197,832)	—	—	—	—	—	(197,832)
(LTIP) of treasury shares		—	3,033	—	(3,033)	—	—	—	—
On December 31, 2022		26	(475,354)	5,828,754	273,819	6,237,392	(22,372)	(139)	11,842,126

Net income for the period	19	—	—	—	—	369,844	—	—	369,844
Currency translation adjustment	19	—	—	—	—	—	—	(23)	(23)
Gain on financial assets through OCI	19	—	—	—	—	—	—	72	72
Derivative Financial Instruments through OCI	19	—	—	—	—	—	—	267	267
Share based long term incentive plan (LTIP)	19	—	—	—	40,227	—	—	—	40,227
Acquisition of treasury shares	19	—	(45,346)	—	—	—	—	—	(45,346)
(LTIP) of treasury shares	19	—	113,363	—	(113,363)	—	—	—	—
On March 31, 2023		26	(407,337)	5,828,754	200,683	6,607,236	(22,372)	177	12,207,167
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

7
investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of cash flows
For the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais)

		Three-month period
	Note	March 31, 2023	March 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		436,038	416,472
Expenses (revenues) not affecting cash:
Depreciation and amortization	22	317,426	249,022
Total Losses	22	126,486	249,715
Accrual of provision for contingencies		9,724	5,928
Share based long term incentive plan (LTIP)		40,227	35,999
Loss on disposal of property, equipment, intangible and investment assets		63,137	2,345
Derivative Financial Instruments, net		(1,602)	—
Interest accrued		149,775	218,081
Other (income) cost, net		780	(4,684)

Changes in operating assets and liabilities
Accounts receivable		1,109,584	(3,181,379)
Financial investments (mandatory guarantee)		223,484	(257,707)
Inventories		(8,333)	263
Taxes recoverable		(14,290)	51,162
Other receivables		20,648	(47,250)
Deferred revenue		(397)	(15,626)
Other liabilities		(1,800)	(34,520)
Payables to third parties		(1,335,752)	(192,620)
Trade payables		(12,525)	(21,943)
Receivables from (payables to) related parties		(74,874)	(270,740)
Deposits		(1,094,678)	2,524,720
Salaries and social charges		(87,601)	(76,750)
Taxes and contributions		519	3,122
Provision for contingencies		(3,665)	(4,053)

		(137,688)	(350,443)

Income tax and social contribution paid		(12,237)	(40,149)
Interest income received (paid)		548,739	677,916

NET CASH PROVIDED BY OPERATING ACTIVITIES		398,814	287,325

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	10	(148,544)	(439,559)
Purchases and development of intangible assets	11	(259,866)	(241,814)
Acquisition of financial investments		(153,785)	(69,437)

NET CASH USED IN INVESTING ACTIVITIES		(562,195)	(750,810)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings	17	200,000	250,000
Acquisition of treasury shares	19	(45,346)	(93,613)
Payment of leases		(4,205)	(4,172)

NET CASH PROVIDED BY FINANCING ACTIVITIES		150,449	152,215

DECREASE IN CASH AND CASH EQUIVALENTS		(12,933)	(311,270)
Cash and cash equivalents at the beginning of the period		1,829,097	1,794,362
Cash and cash equivalents at the end of the period		1,816,164	1,483,092
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

8
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

1.General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”) is a holding company with its principal executive offices located in Cayman Islands, subsidiary of Universo Online S.A. (“UOL”), referred to, together with its subsidiaries, as the “PagSeguro Group”, and was incorporated on July 19, 2017. A total of 99.99% of the shares of PagSeguro Internet Instituição de Pagamento S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
PagSeguro Brazil is a privately held corporation established on January 20, 2006, and engages in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).
In June 2022, Boa Compra Tecnologia Ltda., changed its name to PagSeguro Tecnologia Ltda. (“PagSeguro Tecnologia”), as part of a marketing strategy to bring the entity closer to PagSeguro’s brand.
In January 2023, Pagseguro Biva Serviços Financeiros Ltda., incorporated Pagseguro Biva Correspondente Bancário Ltda.
The subsidiaries of PagSeguro Digital are PagSeguro Brazil, PagSeg Participações Ltda. (“PagSeg”), BS Holding Financeira Ltda. (“BS Holding”) and PSHC. The PagSeguro Group subsidiaries are as follows:
•PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. (“Biva Sec”), Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”), RegistraSeguro S.A. (“RegistraSeguro”), Wirecard Brazil Instituição de Pagamento S.A. (“MOIP”) and Concil Inteligência em Conciliação S.A (“Concil”).
•PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Pagseguro Tecnologia, BCPS Online Services Lda. (“BCPS”), CDS Serviços Financeiros Ltda. (“CDS”), Pagseguro Biva Serviços Financeiros Ltda. (“Biva Serviços”) and PagBank Participações Ltda (“PagBank”).
•PagBank subsidiaries are Tilix Digital Ltda. (“TILIX”), YAMÍ Software & Inovação Ltda. (“YAMÍ”) and Zygo Serviços de Tecnologia S.A. (“ZYGO”).
•PSHC subsidiaries are Pagseguro Chile SPA (“Pagseguro Chile”), Pagseguro Colombia S.A.S (“Pagseguro Colombia”), PSGP México S.A de C.V. (“PSGP Mexico) and Pagseguro Peru S.A.C. (“Pagseguro Peru”).
•BS Holding subsidiary are BancoSeguro S.A. (“Bancoseguro”) and Paginvest CTVM Ltda. (“Paginvest”).
These consolidated interim financial statements include Pagseguro Brazil, PagSeg, PSHC, BS Holding and corresponding subsidiaries.

9
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

2.    Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies

2.1.    Basis of preparation of the condensed consolidated interim financial information
These unaudited condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties. The consolidated interim financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.
These unaudited condensed consolidated interim financial statements for three-month period ended March 31, 2023 were authorized for issuance by the PagSeguro Digital’s Board of Directors on May 22, 2023.
These unaudited condensed consolidated interim financial statements for the three-month periods ended March 31, 2023 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the IASB and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.
These unaudited condensed consolidated interim financial statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2022 (the “Annual Financial Statements”).
The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.
2.2.    New accounting standards adopted in 2023
The accounting policies adopted in the preparation of the consolidated interim financial statements for the period ended March 31, 2023 are consistent with those adopted for the year ended December 31, 2022, except for the changes required by the pronouncements, interpretations and standards which became effective on January 1, 2023, as described below.
•IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are remeasured in each reporting period. Contracts are measured using the building blocks of discounted probability-weighted cash flows, an explicit risk adjustment and a contractual service margin (CSM) representing the unearned profit of the contract which is recognised as revenue over the coverage period.

10
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

2.2.    New accounting standards adopted in 2023 – Continued
The standard allows a choice between recognising changes in discount rates either in the statement of profit or loss or directly in other comprehensive income. The choice is likely to reflect how insurers account for their financial assets under IFRS 9. An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.
There is a modification of the general measurement model called the ‘variable fee approach’ for certain contracts written by life insurers where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM. The results of insurers using this model are therefore likely to be less volatile than under the general model.
Targeted amendments made in July 2020 aimed to ease the implementation of the standard by reducing implementation costs and making it easier for entities to explain the results from applying IFRS 17 to investors and others. The amendments also deferred the application date of IFRS 17 to 1 January 2023. The group did not identify material impacts under the new IFRS.
•Amendment to IAS 1 "Presentation of Financial Statements": issued in May 2020, with the objective of clarifying that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity’s expectations or events after the reporting date (eg, receipt of a waiver or breach of covenant). The amendments also clarify what "settlement" of a liability refers to under IAS 1. The amendments to IAS 1 are effective as of January 1, 2023. The group did not identify material changes in the financial results.
•Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies: in February 2021 the IASB issued a new amendment to IAS 1 on disclosure of "material" accounting policies rather than "significant" accounting policies. The amendments define what "“material accounting policy information" is and explain how to identify it. It also clarifies that immaterial accounting policy information does not need to be disclosed, but if so, it should not obscure the relevant accounting information. To support this change, the IASB also amended the "IFRS Practice Statement 2 Making Materiality Judgments" to provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective as of January 1, 2023. The group did not identify material changes in the financial results.
•Amendment to IAS 8 - Accounting Policies, Change in Estimate and Error Rectification: the amendment issued in February 2021 clarifies how entities must distinguish changes in accounting policies from changes in accounting estimates, as changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current period. This amendment is effective as of January 1, 2023. The group did not identify material changes in the financial results.
•Amendment to IAS 12 - Income Taxes: the amendment issued in May 2021 requires entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

11
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

2.2.    New accounting standards adopted in 2023 – Continued
This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. This amendment is effective as of January 1, 2023. The group did not identify material changes in the financial results.
3.Consolidation of subsidiaries

As of March 31, 2023
Company	Assets	Liabilities		Equity	Net income (loss) for the period	Ownership - %	Level
Pagseguro Brazil	27,454,409	17,860,671	265.,839	9,593,738	265,839	99.99	Direct
BS Holding	764,106	159	(1.,856)	763,948	(1,856)	99.99	Direct
Pagseg Participações	797,244	871	15.,535	796,374	15,535	99.99	Direct
Pagseguro Holding	2,346	1,663	(1.,233)	684	(1,233)	99.99	Direct
Pagbank Participações	177,270	21,854	(76)	155,414	(76)	99.99	Indirect
Paginvest	15,174	61	101	15,113	101	99.99	Indirect
Net+Phone	451,728	94,382	14.,932	357,346	14,932	99.99	Indirect
Boa Compra	329,466	100,853	(295)	228,614	(295)	99.99	Indirect
BCPS	2,110	(6)	195	2,116	195	99.99	Indirect
BSEC	1,913,311	1,892,440	6.,285	20,872	6,285	99.99	Indirect
Biva Serviços	43,360	711	724	42,648	724	99.99	Indirect
FIDC	5,141,320	771,828	597.,845	4,369,493	597,845	100.00	Indirect
TILIX	47,139	1,191	917	45,948	917	99.99	Indirect
BancoSeguro	21,062,550	20,335,407	(2.,169)	727,143	(2,169)	100.00	Indirect
Yamí	35,006	1,145	(104)	33,861	(104)	99.99	Indirect
Registra Seguro	5,000	19	4	4,981	4	99.99	Indirect
CDS	9,943	174	57	9,770	57	99.99	Indirect
Zygo	70,394	10,705	(803)	59,690	(803)	99.99	Indirect
Moip	628,533	508,553	(10.,809)	119,979	(10,809)	100.00	Indirect
Concil	10,479	2,730	(744)	7,749	(744)	100.00	Indirect
Pagseguro Chile	1,030	799	(191)	232	(191)	100.00	Indirect
Pagseguro Colombia	836	844	(224)	(8)	(224)	100.00	Indirect
PSGP México	838	1,144	(447)	(306)	(447)	100.00	Indirect
Pagseguro Peru	902	1,136	370	(234)	370	100.00	Indirect

12
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

3.    Consolidation of subsidiaries – Continued

As of December 31, 2022 (except for net income, that is presented to three-month period ended March 31, 2022)
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level
Pagseguro Brazil	28,149,503	18,821,951	9,327,552	304,418	99.99	Direct
BS Holding	771,011	5,198	765,813	16,606	99.99	Direct
Pagseg Participações	781,745	871	780,874	30,601	99.99	Direct
Pagseguro Holding	3,269	1,365	1,904	(11)	99.99	Direct
Pagbank Participações	165,263	9,775	155,490	(2,679)	99.99	Indirect
Paginvest (i)	2,016	4	2,012	—	99.99	Indirect
Net+Phone	467,890	125,476	342,414	15,657	99.99	Indirect
Boa Compra	363,377	134,468	228,909	15,773	99.99	Indirect
BCPS	1,916	(41)	1,957	149	99.99	Indirect
BSEC	1,840,046	1,825,459	14,586	3,074	99.99	Indirect
Biva Serviços	68,164	26,240	41,924	2,450	99.99	Indirect
Biva Corban	1,248	(16,181)	17,428	1,734	99.99	Indirect
FIDC	5,122,004	792,391	4,329,613	512,389	100.00	Indirect
TILIX	46,888	34,357	12,531	139	99.99	Indirect
BancoSeguro	22,238,338	21,509,017	729,321	16,295	100.00	Indirect
Yamí	34,795	33,331	1,465	56	99.99	Indirect
Registra Seguro	5,000	23	4,977	(0)	99.99	Indirect
CDS	10,192	479	9,713	(719)	99.99	Indirect
Zygo	70,940	10,448	60,492	(4,340)	99.99	Indirect
Moip	686,496	555,713	130,783	(29)	100.00	Indirect
Concil	11,315	2,823	8,492	(2,355)	100.00	Indirect
Pagseguro Chile (i)	1,092	684	408	—	100.00	Indirect
Pagseguro Colombia (i)	968	751	217	—	100.00	Indirect
PSGP México (i)	1,118	973	145	—	100.00	Indirect
Pagseguro Peru (i)	906	772	134	—	100.00	Indirect
(i)Entities with very limited or no operation.
The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2022.
4.    Segment reporting

Operating segments are determined based on the information reported and reviewed by the chief operating decision maker (“CODM”). The Board of Directors has been identified as the CODM, and is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.
Main companies of PagSeguro Group are domiciled in Brazil and have revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The revenue from international market represents 0.4%,and 1.4% for the three-month periods ended March 31, 2023 and March 31, 2022 respectively.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

5.    Cash and cash equivalents

	March 31, 2023	December 31, 2022
Short-term bank deposits	446,718	761,044
Short-term investment	1,369,446	1,068,053
	1,816,164	1,829,097
Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with immaterial risk of change in value.
Short-term bank deposits is mainly represented by amounts to cover instant payments (PIX), cash on ATMs and clients payments.
Short-term investments consist mainly of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, 13.75% per year on March 31, 2023 and 13.75% per year on December 31, 2022).
6.    Financial investments

Consists of investments in LFTs, in the amount of R$1,063,650 as of March 31, 2023 (R$1,103,299 as of December 31, 2022) with an average return of 100% of the Basic Interest Rate (SELIC, 13.75% per year as of March 31, 2023 and 13.75% per year as of December 31, 2022), invested to comply with certain requirements for authorized payment institutions as set forth by the Brazilian Central Bank regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized accumulated loss on LFTs in three-month period ended March 31, 2023 totaled R$69 (gain of R$72 in the three-month period ended March 31, 2023).

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

7.    Accounts receivable

	March 31, 2023						December 31, 2022
	Visa	Master	Hipercard	Elo	Amex	Total	Visa	Master	Hipercard	Elo	Amex	Total
Legal obligors
Itaú	1,709,564	4,928,587	567,004	–	–	7,205,155	1,920,151	5,268,454	649,586	–	–	7,838,191
Bradesco	2,917,665	235,689	–	1,112,147	405,911	4,671,412	2,924,890	242,708	–	1,228,553	440,535	4,836,686
Nubank	–	3,875,714	–	–	–	3,875,714	–	4,050,376	–	–	–	4,050,376
Santander	681,493	2,204,347	–	–	12,552	2,898,392	829,714	2,564,868	–	–	11,021	3,405,603
Banco do Brasil	1,855,122	408,038	–	474,507	–	2,737,666	2,008,045	359,572	–	553,321	–	2,920,938
Banco Carrefour	132,999	959,636	–	–	–	1,092,635	142,392	973,915	–	–	–	1,116,307
CEF	339,226	189,933	–	402,536	–	931,694	369,282	180,490	–	453,043	–	1,002,815
Porto Seguro	651,374	211,562	–	–	–	862,936	708,008	216,926	–	–	–	924,934
Banco C6	–	837,848	–	–	–	837,848	–	825,958	–	–	–	825,958
Sicredi	406,390	381,969	–	–	–	788,359	404,825	372,297	–	–	–	777,122
Banco Cooperativo Sicoob	–	754,885	–	–	–	754,885	–	644,039	–	–	–	644,039
Banco Bradescard	473,039	107,075	–	12,455	–	592,569	470,100	113,100	–	15,613	–	598,813
Banco Inter	–	532,500	–	–	–	532,500	–	550,070	–	–	–	550,070
Banco XP	404,849	–	–	–	–	404,849	406,986	–	–	–	–	406,986
Midway	248,238	119,436	–	–	–	367,674	268,221	124,417	–	–	–	392,638
Banco Votorantim	–	323,908	–	–	–	323,908	–	358,072	–	–	–	358,072
Realize	159,173	173,469	–	–	–	332,642	166,754	185,371	–	–	–	352,125
Will Financeira	–	362,736	–	–	–	362,736	–	349,453	–	–	–	349,453
Banco Pan	59,285	206,320	–	273	–	265,879	68,683	246,112	–	10	–	314,805
Banco Original	–	190,486	–	–	–	190,486	–	246,976	–	–	–	246,976
Digio	173,463	–	–	13,751	–	187,214	180,936	1	–	14,454	–	195,391
Pernambucanas	–	–	–	189,682	–	189,682	–	1,017	–	186,556	–	187,573
Credz	170,771	–	–	–	–	170,771	176,030	–	–	–	–	176,030
Banrisul	31,582	125,955	–	–	–	157,537	36,400	133,065	–	–	–	169,465
Cred-system	–	145,017	–	–	–	145,017	–	153,681	–	–	–	153,681
Mercado Pago	134,011	–	–	–	–	134,011	143,073	–	–	–	–	143,073
Bancoob	144,860	–	–	–	–	144,860	112,743	208	–	–	–	112,951
Outros	922,776	672,507	–	208,905	1,306	1,805,494	988,354	795,339	–	170,155	2,131	1,955,979
Total card issuers (i)	11,615,880	17,947,616	567,004	2,414,255	419,770	32,964,526	12,325,587	18,956,485	649,586	2,621,705	453,687	35,007,050
Current card issuers						32,828,759						34,884,835
Non – Current card issuers						135,767						122,215

Getnet	–	–	–	–	–	16,004	–	–	–	–	–	52,597
Other	–	–	–	–	–	5,854	–	–	–	–	–	10,934
Total acquirers (ii)	–	–	–	–	–	21,862	–	–	–	–	–	63,589

Loans, net	–	–	–	–	–	152,560	–	–	–	–	–	221,450
Credit card receivables, net	–	–	–	–	–	592,545	–	–	–	–	–	661,225
Payroll loans and Other, net	–	–	–	–	–	948,053	–	–	–	–	–	852,425
Total credit receivables (iii)	–	–	–	–	–	1,693,158	–	–	–	–	–	1,735,100
Current						1,025,845						1,111,769
Non - Current						667,313						623,331

Other accounts receivable (iv)	–	–	–	–	–	125,645	–	–	–	–	–	188,425
Total accounts receivable	11,615,880	17,947,616	567,004	2,414,255	419,770	34,805,191	12,325,587	18,956,485	649,586	2,621,705	453,687	36,994,135
Current						34,002,111						36,248,589
Non - Current						803,080						745,546

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

7. Accounts receivable (Continued)

(i)    Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil’s contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment.
(ii)    Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.
(iii)    Total credit receivables are presented net of the ECL (“expected credit losses”), are measured according to the IFRS 9, using: Exposure at Default (EAD) related to the exposed credit risk at default; Probability of Default (PD) related to the probability of the counterparty not meeting its contractual payment obligations; and Loss Given Default (LGD) related to the percentage of the exposure that is not expected to be recovered in the event of default. In addition to the methodology for calculating the allowance for impairment (EAD x PD x LGD), Pagseguro takes into consideration the forward-looking information and assumptions as the historical loss experienced at individual transactions level, credit quality and guarantees, economic factors and estimated future cash flows, which could impact the calculation model for provisioning expected credit losses.
(iv)    Refers to other dispersed receivables from legal obligors.
The maturity analysis of accounts receivables is as follows:

	March 31, 2023	December 31, 2022
Past due after 361 days	552,604	415,533
Past due between 91 to 360 days	421,035	529,195
Past due between 1 to 90 days	123,560	128,547
Due within 30 days	13,437,305	13,784,017
Due within 31 to 120 days	12,560,822	13,743,397
Due within 121 to 180 days	3,783,838	4,422,424
Due within 181 to 360 days	4,147,430	4,210,024
Due after 360 days	803,080	746,612
Expected credit losses	(1,024,483)	(985,614)
	34,805,191	36,994,135
The maturity analysis of credit receivables as of March 31, 2023 and December 31, 2022 are is follows:

	March 31, 2023
	Loans	Credit card receivables	Payroll loans and others	TOTAL
Past due after 361 days	248,522	303,950	132	552,604
Past due between 91 to 360 days	208,730	210,368	1,937	421,035
Past due between 1 to 90 days	54,548	65,898	3,114	123,560
Due within 30 days	23,069	225,660	25,249	273,978
Due within 31 to 120 days	68,938	138,999	77,279	285,216
Due within 121 to 180 days	28,244	88,359	52,101	168,704
Due within 181 to 360 days	32,145	44,950	139,038	216,133
Due after 360 days	7,984	9,098	659,329	676,411
	672,180	1,087,283	958,178	2,717,641

Expected credit losses	(519,620)	(494,738)	(10,125)	(1,024,483)
Receivables net of ELC	152,560	592,545	948,053	1,693,158

	December 31, 2022
	Loans	Credit card receivables	Payroll loans and others	TOTAL
Past due after 361 days	187,294	228,196	43	415,533
Past due between 91 to 360 days	213,022	315,461	712	529,195
Past due between 1 to 90 days	67,920	59,695	932	128,547
Due within 30 days	35,435	232,013	24,332	291,780
Due within 31 to 120 days	102,413	146,409	72,599	321,421
Due within 121 to 180 days	49,642	86,055	40,621	176,318
Due within 181 to 360 days	70,218	43,615	119,691	233,524
Due after 360 days	17,435	1,066	605,895	624,396
	743,379	1,112,510	864,825	2,720,714

Expected credit losses	(521,929)	(451,285)	(12,400)	(985,614)
Receivables net of ELC	221,450	661,225	852,426	1,735,100

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

7. Accounts receivable (Continued)

For the credit receivables the weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating this allows the grouping of customers with similar credit risks and classification into one of the following stages as suggested by IFRS9:

	March 31, 2023
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses
Loans
stage 1	97,190	—	57,211
stage 2	15,283	—	8,101
stage 3	559,707	—	454,308

Credit card receivables
stage 1	359,491	670,090	28,844
stage 2	211,963	225,070	32,101
stage 3	515,829	8,194	433,793

Payroll loans and other (i)
stage 1	925,134	—	6,513
stage 2	15,608	—	490
stage 3	17,437	—	3,122
Total	2,717,641	903,355	1,024,483

	December 31, 2022
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses
Loans
stage 1	173,407	—	67,717
stage 2	24,223	—	12,982
stage 3	545,749	—	441,230

Credit card receivables
stage 1	439,544	663,059	34,529
stage 2	205,356	214,282	34,756
stage 3	467,611	9,033	382,000

Payroll loans and other (i)
stage 1	844,075	—	6,656
stage 2	6,643	—	201
stage 3	14,106	—	5,544
Total	2,720,714	886,374	985,614
(i.)This line of credit are mainly related to payroll loans offered to retirees, public sector employees and FGTS early prepayment, therefore are secured operation and less prone to expected credit losses.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

7. Accounts receivable (Continued)

The movement in the allowance for expected credit losses of credit receivables is as follows:

Expected credit losses	Loans	Credit card receivables	Payroll loans and other	Total
December 31, 2021	256,927	174,046	6,166	437,139
Additions (Reversals), net	265,002	277,239	11,351	553,592
Write-Off	—	—	(5,117)	(5,117)

December 31, 2022	521,929	451,285	12,400	985,614
Additions (Reversals), net	(2,309)	43,453	(935)	40,209
Write-Off	—	—	(1,340)	(1,340)
March 31, 2023	519,620	494,738	10,125	1,024,483

8.    Tax receivable

	March 31, 2023	December 31, 2022
Income tax and Social contribution (i)	396,584	358,232
Social integration program (ii)	36,414	35,488
Other	15,285	17,081
	448,283	410,801
(i)The increase is mainly related to withholding taxes from FIDC quotas redeemed in March, 2023.
(ii)Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services.

9.    Related-party balances and transactions

i)Balances and transactions with related parties

	March 31, 2023	December 31, 2022
	Payables	Payables
Immediate parent
UOL - sales of services (a)	17,988	16,170
UOL - shared service costs (b)	9,528	11,790
UOL – Deposits (c)	265,339	312,295
Affiliated companies
UOL Edtech Tecnologia Educacional S.A - Deposits (c)	—	122,197
Web Jump Desing em Informática Ltda Deposits (c)	17,909	12,372
Ingresso.com Ltda - Deposits (c)	16,090	21,833
Invillia Desenvolvimento de produtos Digitais Ltda - Deposits (c)	66,852	60,096
Invillia Holding Ltda - Deposits (c)	1,916	1,849
UOL Cursos Tecnologia Educacional Ltda. - Deposits (c)	86,156	—
Digital Services UOL S.A - sales of services (d)	529	244
Compasso Tecnologia Ltda. - sales of services (d)	2,488	—
Compasso UOL S.A.- sales of services (d)	14,445	12,624
Invillia Desenvolvimento de produtos Digitais Ltda- sales of services (d)	13,107	12,897
Others	9,005	9,539
	521,350	593,906
Current	360,265	593,906
Non - Current	161,085	—

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

9.Related-party balances and transactions (continued)

(a)Sales of services refer mainly to the purchase of advertising services from UOL.
(b)Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(c)Certificate of deposits (CD) acquired by related parties from BancoSeguro with interest rate between 104% to 110% per year of CDI. The maturity analysis is as follows:

	March 31, 2023	December 31, 2022
Due within 31 to 120 days	17,628	49,094
Due within 121 to 180 days	70,293	28,604
Due within 181 to 360 days	206,781	455,488
Due within 361 days or more	161,085	-
	455,787	533,186
(d)This payable refers mainly to colocation, development of softwares and cloud services.

ii)Revenue and expense from transactions with related parties

	Three-month period
	March 31, 2023		March 31, 2022
	Revenue	Expense	Revenue	Expense
Immediate parent
UOL - shared service costs (a)	—	27,755	—	22,466
UOL - sales of services (b)	793	18,804	793	22,314
UOL - deposits (c)	—	9,324	—	4,505
Affiliated companies
UOL Edtech Tecnologia – deposits (c)	—	323	—	5,295
Web Jump Design em Informática Ltda - Deposits (c)	—	537	—	—
Ingresso.com Ltda - Deposits (c)	—	503	—	—
UOL Cursos Tecnologia Educacional Ltda. - Deposits (c)	—	2,643	—	—
Invillia Desenvolvimento de produtos Digitais Ltda - sales of services (c)	—	3,826	—	617
Digital Services UOL S.A - sales of services (d)	—	579	—	—
Compasso Tecnologia Ltda. - sales of services (d)	—	1,533	—	—
Compasso UOL S.A.- sales of services (d)	—	42,898	—	31,689
Others	205	1,571	213	1,776
	998	110,297	1,006	88,662
(a)Shared services costs mainly related to payroll costs sharing that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses.
(b)Sale of services expenses is related to advertising services from UOL and revenue is related to intermediation fees.
(c)Expenses are related to Certificate of Deposits (CD) from BancoSeguro, UOL Edtech Tecnologia was incorporated in 2023 by Passei Direto S.A.
(d)Expenses related to colocation and cloud services.

iii)Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil's executive officers. The short and long-term compensation related to the executive officers for the three-month period ended March 31, 2023 amounted to R$8,690 (R$9,289 for the three-month period ended March 31, 2022).

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

10.    Property and equipment

a)Property and equipment are composed as follows:

	March 31, 2023
	Cost	Accumulated depreciation	Net
Data processing equipment	214,385	(73,923)	140,462
Machinery and equipment (i)	3,371,088	(1,203,324)	2,167,764
Buildings Leasing (ii)	151,841	(47,242)	104,599
Other	37,440	(12,281)	25,159
Total	3,774,754	(1,336,770)	2,437,984

	December 31, 2022
	Cost	Accumulated depreciation	Net
Data processing equipment	214,279	(68,274)	146,005
Machinery and equipment (i)	3,382,067	(1,115,120)	2,266,947
Buildings Leasing (ii)	102,145	(43,901)	58,244
Other	33,692	(11,389)	22,303
Total	3,732,183	(1,238,684)	2,493,499

20
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

10. Property and equipment (continued)

b)The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total
On December 31, 2021
Cost	106,643	2,798,823	94,048	29,909	3,029,423
Accumulated depreciation	(51,294)	(654,360)	(26,928)	(7,789)	(740,371)
Net book value	55,349	2,144,463	67,120	22,120	2,289,052
On December 31, 2022
Opening balance
Cost	107,636	583,244	8,097	3,783	702,760
Purchases	109,245	981,462	8,097	5,352	1,104,156
Disposals	(1,609)	(398,218)	-	(1,569)	(401,396)
Depreciation	(16,980)	(460,760)	(16,973)	(3,600)	(498,313)
Depreciation	(17,092)	(647,318)	(16,973)	(3,851)	(685,234)
Disposals	112	186,558	-	251	186,921
Net book value	146,005	2,266,947	58,244	22,303	2,493,499

On December 31, 2022
Cost	214,279	3,382,067	102,145	33,692	3,732,183
Accumulated depreciation	(68,274)	(1,115,120)	(43,901)	(11,389)	(1,238,684)
Net book value	146,005	2,266,947	58,244	22,303	2,493,499
On March 31, 2023
Opening balance
Cost	106	(10,979)	49,696	3,748	42,571
Purchases	106	143,738	51,735	4,700	200,279
Disposals/Provisions (iii)	-	(154,717)	(2,039)	(952)	(157,708)
Depreciation	(5,649)	(88,204)	(3,341)	(892)	(98,086)
Depreciation	(5,649)	(168,178)	(4,780)	(1,249)	(179,856)
Disposals/Provisions (iii)	-	79,974	1,439	357	81,770
Net book value	140,462	2,167,764	104,599	25,159	2,437,984

On March 31, 2023
Cost	214,385	3,371,088	151,841	37,440	3,774,754
Accumulated depreciation	(73,923)	(1,203,324)	(47,242)	(12,281)	(1,336,770)
Net book value	140,462	2,167,764	104,599	25,159	2,437,984
(1)Net book value of POS devices is R$2,115,257 (R$2,212,692 as of December 31, 2022), which are depreciated over 5 years. The depreciation of POS in the three-month period ended March 31, 2023, amounted to R$166,409 (R$142,664 in the three-month period ended March 31, 2022). On March 31, 2023, PagSeguro have contractual obligations to acquire POS devices in the amount of R$ R$678,589 (R$860,321 as of December 31, 2022).
(2)As of March 31, 2023, PagSeguro had a lease liability presented in other current liabilities in the amount of R$16,336 (R$18,704 as of December 31, 2022) and as non-current liability in the amount of R$89,040 (R$39,867 as of December 31, 2022), this increase is mainly related to the extension of leasing agreement for more 4 years. For the three-month ended March 31, 2023, the Company incurred in financial expenses related to these leases of R$4,202 (R$4,172 in the three month period ended March 31, 2022).
(3)The net book value of disposals is R$75,938 of which R$157,708 are cost and R$81,770 are accumulated depreciation. During the three-month period ended March 31,2023, the Company revised its business strategy towards a specific group of merchants and observed no future economic benefit is expected from them, resulting in the provision of POS devices allocated to these merchants in the net book value of R$61,654 (R$135,183 are cost and R$73,529 are accumulated depreciation).

21
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

11.    Intangible assets

a)Intangible assets are composed as follows:

	March 31, 2023
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	3,157,817	(1,290,098)	1,867,719
Software licenses	263,521	(110,442)	153,079
Goodwill	209,908	—	209,908
Other	67,768	(30,745)	37,023
	3,699,014	(1,431,285)	2,267,729

	December 31, 2022
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	2,904,505	(1,155,187)	1,749,318
Software licenses	257,096	(97,698)	159,398
Goodwill	209,908	—	209,908
Other	67,768	(27,619)	40,149
	3,439,277	(1,280,504)	2,158,773
(i)The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.

The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	March 31, 2023	December 31, 2022
Moip	148,218	148,218
Concil	20,731	20,731
Biva Serviços	14,627	14,627
Banco Seguro	12,612	12,612
Boa Compra	6,570	6,570
Zygo	5,768	5,768
Yami	1,382	1,382
Total	209,908	209,908
The recoverable amount of a CGU is determined based on value-in-use calculations. Company tested the recoverability of these assets for the year ended December 31, 2022 and concluded that the book balances of goodwill recorded are recoverable, for March 31, 2023 the Company evaluated and no new indicatives are came, therefore, no provision for impairment of was accounted for.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

11.    Intangible assets (continued)

The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total
On December 31, 2021
Cost	2,016,541	196,854	209,908	67,768	2,491,071
Accumulated amortization	(772,804)	(53,129)	-	(14,962)	(840,895)
Net book value	1,243,737	143,725	209,908	52,806	1,650,176

On December 31, 2022
Cost	887,964	60,242	—	—	948,206
Additions (i)	979,734	60,603	—	—	1,040,337
Disposals (ii)	(91,770)	(361)	—	—	(92,131)
Amortization	(382,383)	(44,569)	—	(12,657)	(439,609)
Amortization	(430,358)	(44,903)	—	(12,657)	(487,918)
Disposals (ii)	47,975	334	—	—	48,309
Net book value	1,749,318	159,398	209,908	40,149	2,158,773

On December 31, 2022
Cost	2,904,505	257,096	209,908	67,768	3,439,277
Accumulated amortization	(1,155,187)	(97,698)	—	(27,619)	(1,280,504)
Net book value	1,749,318	159,398	209,908	40,149	2,158,773

On March 31, 2023
Cost	253,312	6,425	—	—	259,737
Additions (i)	253,441	6,425	—	—	259,866
Disposals	(129)	—	—	—	(129)
Amortization	(134,911)	(12,744)	—	(3,126)	(150,781)
Amortization	(134,971)	(12,744)	—	(3,126)	(150,841)
Disposals	60	—	—	—	60
Net book value	1,867,719	153,079	209,908	37,023	2,267,729

On March 31, 2023
Cost	3,157,817	263,521	209,908	67,768	3,699,014
Accumulated amortization	(1,290,098)	(110,442)	-	(30,745)	(1,431,285)
Net book value	1,867,719	153,079	209,908	37,023	2,267,729
(i.)Refers to several and diverse expenditures with software and technology, mainly related to customer experience functionalities, such as, digital payment and digital banking account.

12.    Payables to third parties

	March 31, 2023	December 31, 2022
Payables to merchants (i)	8,816,121	9,405,429
Banking accounts (ii)	7,262,211	7,470,978
Merchant's payment account (iii)	662,757	1,196,491
	16,741,089	18,072,898
Current	16,647,566	17,988,139
Non - Current	93,523	84,759
(i)Refers mainly to transactions of sales and services to settle to merchants net of PagSeguro’s revenue.
(ii)Refers to the balance of the clients maintained in their banking accounts that are invested by the client in Certificate of Deposits with 30 days of maturity and interest average rate of 73% of CDI (69% of CDI in December 31, 2022).
(iii)Refers to mechant’s payment account that PagSeguro acquire treasury bonds to comply with certain requirements as mentioned in note 6.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

13.    Deposits

	March 31, 2023	December 31, 2022
Certificate of Deposit (i)	8,927,350	9,806,062
Interbank deposits (ii)	1,750,746	2,101,152
Corporate securities	-	88,074
	10,678,096	11,995,288
Current	7,521,561	10,100,599
Non – Current	3,156,535	1,894,689
(1)The average return is 109% of CDI (117% of CDI in December 31, 2022). From the total amount, R$1,946,426 (R$2,080,779 in December 31, 2022) refer to certificate of deposits with interest rates correlated to the IPCA (Brazilian inflation rates) and fixed rates. For these certificates of deposit, the Company entered into derivative financial instruments (“Swaps”) with the specific objective of protecting deposit from fluctuations arising from inflation, changing IPCA and fixed rates for CDI rates. In March 2023, the Company recorded liabilities of Swaps in the amount of R$ 20,687 (R$22,289 in December 31, 2022).
(2)The average return is 111% of CDI (111% of CDI in December 31, 2022).

The maturity analysis of deposits based on due date of the agreements (disregarding that some can be withdrawn at any time, which is limited to the contracts with a due date of less than 365 days) is as follows:

	March 31, 2023	December 31, 2022
Due within 30 days	759,114	864,864
Due within 31 to 120 days	2,515,973	3,253,826
Due within 121 to 180 days	1,965,567	1,945,917
Due within 181 to 360 days	2,280,907	4,035,992
Due within 361 days or more days	3,156,535	1,894,689
	10,678,096	11,995,288
The changes in deposits were as follows:

On December 31,2021	3,133,996
Additions	25,475,725
Withdraws	(17,228,838)
Interest	614,405
On December 31,2022	11,995,288
Additions	2,803,256
Withdraws	(4,290,058)
Interest	169,610
March 31, 2023	10,678,096

14.    Salaries and social security charges

	March 31, 2023	December 31, 2022
Payroll accruals	113,117	100,810
Profit sharing	25,832	87,111
Social charges	33,027	49,651
Payroll taxes (LTIP) (i)	21,028	42,791
Other	12,173	12,415
	205,177	292,778
(i)Refers to social charges and income tax over LTIP and LTIP goals balances.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

15.    Taxes and contributions

	March 31, 2023	December 31, 2022
Taxes
Services tax and other (i)	189,587	184,536
Social integration program (ii)	36,080	35,003
Social contribution on revenues (ii)	218,348	211,749
Income tax and social contribution (iii)	4,239	4,104
Other	24,769	18,878
	473,023	454,270

	March 31, 2023	December 31, 2022
Judicial deposits (iv)
Services tax (i)	(166,619)	(163,005)
Social integration program (ii)	(28,856)	(28,165)
Social contribution on revenues (ii)	(177,575)	(173,321)

	(373,050)	(364,491)
	99,973	89,779
(i)Refers to tax on revenues.
(ii)Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iii)Refers to the income tax and social contribution payable.
(iv)The PagSeguro Group obtained until January 2021 court decisions to deposit the amount related to the payments in escrow for matters discussed in items "i" and "ii" and above.

16.    Provision for contingencies

PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, for which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment considers the opinion of its external legal advisors.

	March 31, 2023	December 31, 2022
Civil	28,353	26,365
Labor	53,121	45,797
	81,474	72,162

Labor Deposits	(11,944)	(11,559)

	69,530	60,603
Current	54,703	46,233
Non-Current	14,827	14,370
Below it is demonstrated the movements of the provision for contingencies in the three-month ended March 31, 2023:

On December 31,2021	41,563
Accrual	37,276
Settlement	(24,234)
Interest	5,998
On December 31,2022	60,603
Accrual	11,319
Settlement	(5,259)
Interest	2,867
On March 31,2023	69,530

25
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

16.    Provision for contingencies (continued)

The movements of the labor deposits for the three-month ended March 31, 2023 is mainly related to interest in the period.
The PagSeguro Group is party to tax, labor and civil lawsuits involving risks classified as possible losses, for which no provision was recognized as of March 31, 2023, totaling R$666,262 (December 31, 2022 - R$635,515). The main tax and labor lawsuit are disclosed below:
On October 15, 2021, Pagseguro Internet was assessed by the Brazilian Internal Revenue Service (“IRS”) for not collecting tax on financial operation ("IOF") on intercompany loans. IOF is applicable over credit transactions of any nature, including intercompany loans. The amount of this assessment was R$273,723 (R$266,957 in December 31, 2022).
The Company has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions. The Group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF.
Additionally, has one labor contingency in the amount of R$152,456 (R$133,286 in December 31, 2022).

17.    Borrowings

In November 2021, the PagSeguro Group entered into a US$180 million borrowing agreement with maturity one year from the execution date and payment in a single installment at the due date. At that moment the agreement was signed, the foreign exchange rate was R$ 5.6227 per US dollar amounting in R$1,012,086. The Company entered into derivative financial instruments (“Swaps”), with the specific objective of protecting borrowing from fluctuations arising from the exchange rate variation. In November 2022, the PagSeguro Group liquidated its borrowing in the total amount of R$1,143,026 considering principal, interests, taxes and the total settlement of the financial instruments.
In February 2022, the Group entered into a R$250 million borrowing agreement with maturity in three months from the execution date, the interest rate was 112% of CDI and the payment occurred in a single installment as the due date. In May 2022, the borrowing agreement was re-signed with new maturity for an additional three months and was settled in August 2022 in the principal amount of R$250 million and the interests of R$7,015 were paid in May and R$8,322 in August.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

17.    Borrowings (continued)

In March 2023, the PagSeguro Group entered into a US$38.4 million borrowing agreement with maturity one year from the execution date and payment in a single installment at the due date. On the date the agreement was signed, the foreign exchange rate was R$ 5.2149 per US dollar amounting to R$200,000. The Company entered into derivative financial instruments (“Swaps”), with the specific objective of protecting the borrowing from fluctuations arising from exchange rate variation. The final remuneration, considering all the costs of the operation, is equivalent to 111.0% of the CDI. In March 2023, the Company recorded the effects of the swap derivatives in the liabilities on the amount of R$5,727, basically represented by the different foreign exchange rates at the time of entering into the borrowing agreement and March 2023 plus interest. More details of financial instruments in note 25.
The table below demonstrates the changes in the borrowings:

March 31, 2023
On December 31,2021	1,005,787
Additions	250,000
Interest	175,338
Payment	(1,270,075)
Financial Instruments	(161,050)
On December 31, 2022	-
Additions	200,000
Interest	1,378
Financial Instruments	(5,727)
On March 31, 2023	195,651

18.    Deferred income tax and social contribution

a)Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences assets (ii)	Other temporary differences liability (iii)	Total
Deferred tax
On December 31, 2021	70,783	(187)	(427,239)	353,620	(1,267,975)	(1,270,998)
Included in the statement of income	(3,205)	(2,061)	(175,297)	190,982	(204,238)	(193,819)
Other
On December 31, 2022	67,578	(2,248)	(602,536)	544,602	(1,472,213)	(1,464,817)
Included in the statement of income	3,993	(562)	(40,467)	(76)	(11,027)	(48,138)
Other	—	—	1,664	—	(137)	1,527
On March 31, 2023	71,571	(2,810)	(641,339)	544,526	(1,483,377)	(1,511,429)
Deferred tax asset						102,105
Deferred tax liability						1,613,534
(i) Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.
(ii) The main other assets temporary difference refers to expected credit losses (Note 7) and taxes and contributions (Note 15).
(iii) The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

27
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

18.    Income tax and social contribution (continued)

b)Reconciliation of the income tax and social contribution expense
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the the three-month period ended March 31, 2023 and 2022

	Three-month period
	March 31, 2023	March 31, 2022
Profit for the period before taxes	436.038	416.472
Statutory rate	34%	34%
Expected income tax and social contribution	(148.253)	(141.600)

Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(377)	(234)
R&D and technological innovation benefit - Law 11.196/05 (i)	51.614	52.701
Taxation of income abroad (ii)	30.777	25.675
Unrecorded deferred taxes	(3.740)	(2.319)
Other additions (exclusions)	3.785	(774)
Income tax and social contribution expense	(66.194)	(66.552)

Effective rate	15%	16%
Income tax and social contribution - current	(18.056)	(28.651)
Income tax and social contribution - deferred	(48.138)	(37.901)
(i)Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see note 11.
(ii)Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions, which differs from the Brazilian tax rate of 34% applied for the purpose of this note.

19.    Equity

a)    Share capital
On March 31, 2023, share capital is represented by 329,608,226 common shares, par value of US$0.000025. Share capital is composed of the following shares for the period ended March 31, 2023:

December 31, 2021 shares outstanding	329,608,226
Treasury shares	3,642,899
Long-Term Incentive Plan	637,728
Repurchase of common shares	(4,280,627)
December 31, 2022 shares outstanding	329,608,226
Treasury shares	(166,145)
Long-Term Incentive Plan	1,271,494
Repurchase of common shares	(1,105,349)
March 31, 2023 shares outstanding	329,608,226

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

19.    Equity (continued)

b)    Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse, or purchase shares or pay cumulative dividends on preferred shares. For the three month periods ended March 31, 2023 and 2022, the Company has not recognize any capital reserve movement, as all the LTIP and LTIP goals shares were delivered with treasury shares.
c)    Share based long-term incentive plan (LTIP and LTIP goals)
Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO. The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.
This arrangement is classified as equity settled. For the three month ended March 31, 2023, the Company recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$40,227 (R$35,999 in the three-month period ended March 31, 2022). On March 31, 2023, the amount of R$21,028 (R$42,791 in December 31, 2022) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 14).
The maximum number of common shares that can be delivered to beneficiaries under the LTIP and LTIP Goals may not exceed 3% and 1% respectively, of the Company’s issued share capital at any time. Until March 31, 2023, total shares granted were 4,070,347 and the total shares issued were 7,816,917, representing 1.2% and 2.4% of total shares respectively.
d)    OCI and equity valuation adjustments
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, Pagseguro Colombia, Pagseguro Chile, Pagseguro Peru and Pagseguro Mexico which amounted to a loss of R$23 in the three-month period ended March 31, 2023 (loss of R$592 in the three-month period ended March 31, 2022). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The financial investments mentioned in note 6 were classified at fair value through other comprehensive income. Unrealized gain on LFTs in the three-month period ended March 31, 2023 totaled R$72 (gain of R$222 in the three-month period ended March 31, 2022).
The derivative financial instruments mentioned in note 17 were classified at fair value through other comprehensive income. Unrealized fair value adjustment gain on SWAPs in the three-month period ended March 31, 2023, totaled R$267 (loss of R$2,871 in the three-month period ended March 31, 2022).

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

19.    Equity (continued)

As part of transactions completed in prior years, the Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of March 31, 2022).
e)    Treasury shares
On October 30, 2018, PagSeguro Digital's board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company's management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for the three-month periods ended March 31, 2023:

	Shares	Amount	Average Price (US$)
Repurchase shares
December 31, 2021 treasury shares	1,688,701	285,011	30,23
Repurchase of common shares	4,280,627	291,445	12,50
Long-Term Incentive Plan	(637,728)	(101,102)	28,16
December 31, 2022 treasury shares	5,331,600	475,353	16,00
Repurchase of common shares	1,105,349	45,346	7,86
Long-Term Incentive Plan	(1,271,494)	(113,363)	16,00
March 31, 2023 treasury shares	5,165,455	407,337	14,26
20.    Earnings per share

a)Basic
Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding for the three-month periods ended March 31, 2023 and 2022:

	Three-month period
	March 31, 2023	March 31, 2022
Profit attributable to stockholders of the Company	369,844	349,920
Weighted average number of outstanding common shares (thousands)	324,703,913	331,079,320
Basic earnings per share - R$	1.1390	1.0569
b)    Diluted
Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The share in the LTIP and LTIP Goals are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

20.    Earnings per share (continued)

	Three-month period
	March 31, 2023	March 31, 2022
Profit used to determine diluted earnings per share	369,844	349,920
Weighted average number of outstanding common shares (thousands)	324,703,913	331,079,320
Weighted average number of shares that would have been issued at average market price	2,818,330	2,068,632
Weighted average number of common shares for diluted earnings per share (thousands)	327,522,243	333,137,952
	1.1292	1.0504
Weighted average number of outstanding common shares decreased due to the repurchase of common shares (treasury shares).

21. Total revenue and income

	Three-month period
	March 31, 2023	March 31, 2022
Gross revenue from transaction activities and other services (i)	2,436,143	2,301,244
Gross financial income (ii)	1,579,987	1,366,420
Gross other financial income (iii)	95,482	64,891
Total gross revenue and income	4,111,612	3,732,555
Deductions from gross revenue from transactions activities and other services (iv)	(285,127)	(246,661)
Deductions from gross financial income (v)	(45,785)	(35,625)
Deductions from gross other financial income (vi)	(30,968)	(23,318)
Total deductions from gross revenue and income	(361,880)	(305,604)
Total revenue and income	3,749,732	3,426,951
(i)Includes mainly intermediation fee, membership fee and credit operations revenues.
(ii)Includes income from early payment of notes payable to third parties.
(iii)Includes (a) interest of financial investments and (b) gain on exchange variation.
(iv)Deductions consist of transactions taxes.
(v)Deductions consist of taxes on financial income.
(vi)Deductions consist of taxes on other financial income.

22.    Expenses by nature

	Three-month period
	March 31, 2023	March 31, 2022
Transactions costs (i)	(1,388,760)	(1,302,845)
Marketing and advertising	(117,749)	(172,386)
Personnel expenses (ii)	(271,927)	(255,552)
Financial expenses (iii)	(812,971)	(620,628)
Total Losses (iv)	(126,486)	(249,715)
Depreciation and amortization (vi)	(317,426)	(249,022)
Other (v)	(278,375)	(160,331)
	(3,313,694)	(3,010,479)
Classified as:
Cost of services	(1,929,298)	(1,739,379)
Selling expenses	(317,908)	(480,650)
Administrative expenses	(171,354)	(165,331)
Financial expenses	(812,971)	(620,628)
Other income (expenses), net	(82,163)	(4,491)
	(3,313,694)	(3,010,479)

31
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

22.    Expenses by nature (continued)

(i)The increase is mainly represented by: (i) costs related to interchange fees of card issuers in the amount of R$1,115,515 in the three-month period ended March 31, 2023 (R$1,018,539 in the three-month period ended March 31, 2022), (ii) card scheme fees in the amount of R$222,263 in the three-month period ended March 31, 2023 (R$211,728 in the three-month period ended March 31, 2022).
(ii)Includes R$18,762 and R$27,751 of compensation expenses related to the LTIP and LTIP goals in the three-month period ended March 31, 2023 and 2022, respectively.
(iii)Relates to: (i) the early collection of receivables, which amounted to R$213,544 in the three-month period ended March 31, 2023 (R$361,017 in the three-month period ended March 31, 2022), (ii) interest of deposits which amounted to R$171,929 in the three-month period ended March 31, 2023 (R$65,550 in the three-month period ended March 31, 2022) and (iii) interest of bank accounts which amounted to R$335,745 in the three-month period ended March 31, 2023 (R$155,438 in the three-month period ended March 31, 2022).
(iv)Total losses refer to amounts recognized during the three-month period ended March 31, 2023 related to card processing operations (acquiring and issuing), losses on digital accounts in the amount of R$87,617 (R$87,241 in the three-month period ended March 31, 2022) and provision for delinquency rate of credit portfolio in the amount of R$38,869 (R$278,125 in the three-month period ended March 31, 2022), as detailed in note 24.
(v)For the three-month period ended March 31, 2023, the increase is impacted by R$61,654 (R$0 for the three months ended March 31, 2022) related to provision of POS devices, as described in note 12. The increase is also impacted by higher consumption of software and cloud services which amounted to R$127,458 in the three-month period ended March 31, 2023 (R$99,493 in the three-month period ended March 31, 2022)
(vi)Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	Three-month period
	March 31, 2023	March 31, 2022
Depreciation
Cost of sales and services (i)	(172,487)	(145,807)
Selling expenses	(54)	(40)
Administrative expenses	(7,315)	(6,390)
	(179,856)	(152,237)
Amortization
Cost of sales and services (ii)	(144,503)	(100,149)
Administrative expenses	(6,337)	(5,865)
	(150,840)	(106,014)

PIS and COFINS credits (iii)	13,270	9,229
Depreciation and amortization expense, net	(317,426)	(249,022)
(i)The depreciation of POS in the three-month period ended March 31, 2023, amounted to R$ 166,409 (R$142,664 in the three-month period ended March 31, 2022).
(ii)Included in this amount are LTIP amortizations in the amount of R$10,204 in the three months ended March 31,2023 (R$7,946 for the three months ended March 31, 2022). Additionally, has assets amortizations of acquired companies in the amount of R$4,617 in the three months ended March 31, 2023 (R$4,617 in the three-month period ended March 31, 2022).
(iii)PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

23.    Financial instruments by category

The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.
The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance. The PagSeguro Group believes that the financial instruments recognized in these consolidated interim financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.
The PagSeguro Group classifies its financial instruments into the following categories:

	March 31, 2023	December 31, 2022
Financial assets
Amortized cost:
Cash and cash equivalents	1,816,164	1,829,097
Accounts receivables	34,805,191	36,994,135
Other receivables	182,936	180,517
Judicial deposits	44,210	44,855
Investment	1,763	1,651
Fair value through other comprehensive income
Financial investments	1,063,650	1,103,299

	37,913,914	40,153,554

	March 31, 2023	December 31, 2022
Amortized cost:
Payables to third parties	16,741,089	18,072,898
Trade payables	437,469	449,102
Trade payables to related parties	521,350	593,906
Deposits	10,678,096	11,995,288
Borrowings	195,651	—
Deferred revenue	143,131	143,528
Other liabilities	253,044	202,797
Fair value through profit or loss
Derivative financial instruments	20,687	22,289
Fair value through other comprehensive income
Derivative financial instruments	5,727	—
	28,996,245	31,479,808
The PagSeguro Group's activities expose it to a variety of financial risks: market risk, fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group's financial performance.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

24.    Financial risk management

Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of March 31, 2023. For this analysis, the Group adopted as a probable scenario for 2023 interest rates of 12,40% for the CDI. As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit, corporate securities, bank accounts and interbank deposits) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (13.65%)	Probable scenario with decrease to 12.40%
Short-term investment	100% of CDI	1,816,164	247,906	225,204
Financial investments	100% of CDI	1,063,650	145,188	131,893
Certificate of Deposit (i)	109% of CDI	8,927,350	(1,328,256)	(1,206,621)
Certificate of Deposit - related party	107% of CDI	455,787	(66,570)	(60,474)
Interbank deposits	111% of CDI	1,750,746	(265,264)	(240,973)
Bank accounts	73% of CDI	7,262,211	(723,643)	(657,375)
Borrowings	111% of CDI	195,651	(29,644)	(26,929)
Total			(2,020,283)	(1,835,275)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. The Company’s risk is mainly related to POS purchases, Pagseguro Tecnologia, BCPS, PSGP Mexico, Pagseguro Colombia, Pagseguro Chile and Pagseguro Peru that have revenues in other currencies and cash and cash equivalents maintained in other countries. Additionally, as mentioned in note 17, in March 2023, the Group entered in a US$38.4 million borrowing agreement and also contracted a derivative financial instrument with the specific objective of protecting from fluctuations arising from exchange variation.
Equity price risk
The Group's non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of March 31, 2023, and December 31, 2022, the exposure to equity price from such investments was not material.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

24. Financial risk management (Continued)

Fraud risk (chargeback)
The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:
(i)The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.
(ii)The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds. PagSeguro’s expenses with chargeback are disclosed in note 22.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with the Company’s customers.
Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for the customers background to provide access to credit portfolio.
In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring.
(ii)Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii)Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.
PagSeguro has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

24. Financial risk management (Continued)
A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.
Liquidity risk
The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines in order to obtain borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On March 31, 2023, PagSeguro Group held cash and cash equivalents of 1,816,164 (R$1,829,097 on December 31, 2022).
The table below shows the PagSeguro Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
On March 31, 2023
Payables to third parties	11,908,652	1,485,891	1,294,962	1,874,174	93,523
Trade payables	426,083	10,149	677	560	—
Trade payables to related parties	—	83,841	74,617	229,672	184,863
Borrowings	—	—	—	225,512	—
Deposits	768,594	2,610,237	2,088,306	2,537,280	3,629,592

On December 31, 2022
Payables to third parties	13,354,285	1,717,388	856,011	2,060,455	84,759
Trade payables	397,335	50,975	309	482	—
Trade payables to related parties	—	62,559	30,390	506,671	—
Deposits	876,415	3,384,194	2,075,859	4,521,112	2,198,340
Social, environmental and climate risks
Social, environmental and climate risks are the possibility of losses due to exposure to events of social, environmental and/or climate origin related to the activities carried out by the Company. Management evaluated the social, environmental and climate factors in which its businesses are inserted and considers them to have a low impact on the creation of shared value in the short, medium and long term.
Despite this, in order to mitigate social, environmental and climate risks, actions are carried out to analyze processes, risks and controls, follow up on new rules related to the topic and record occurrences in internal systems. In addition to identification, the stages of prioritization, risk response, mitigation, monitoring and reporting of assessed risks complement the management of this risk at the Company.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

25.    Derivative Financial Instruments designated to Hedge Accounting

The Group trades derivative financial instruments (SWAPs) to manage its overall exposures (foreign currency, inflation index and interest rate).
i)Cash flow hedge
In March 2023, the PagSeguro Group entered in a US$38,4 million borrowing agreement with maturity in one-year from the execution date and the payment will occur in a single instalment as the due date. In the same operation, the Company entered into a swap, with the specific objective of protecting said borrowing from fluctuations arising from exchange variation, changing the risk to CDI. All the amount is covered with the derivative and the same due date is applied. Below is the composition of the derivative financial instruments portfolio by type of instrument, asset value, liability value and fair value, financial instrument and MTM registered in OCI:

Risk factor	Financial Instruments - notional	Liabilities	Financial Instrument	Fair Value	MTM
Swap of currency	201,925	195,794	6,131	5,727	404
ii)Fair value hedge
The PagSeguro Group issued certificate of deposits with interest rates correlated to the IPCA (Brazilian inflation rates) and interest fixed rates. For these certificate of deposits, the Company entered into swaps with the specific objective of protecting said deposits from fluctuations arising from inflation and high interest rates, changing them for CDI rates. All the amount, which includes principal and interest, are covered and the same due dates are applied. Below is the composition of the derivative financial instruments portfolio by type of instrument, liability value and fair value, financial instrument and MTM registered in profit and loss:

March 31, 2023
	Notional Liability	Liabilities Fair value	MTM (a)
IPCA CDB	703,252	698,770	(4,483)
Fixed rated CDB	1,154,059	1,149,996	(4,063)
Total	1,857,311	1,848,766	(8,545)
				Profit and Loss ((a)+(b))
	Notional SWAP	SWAP	MTM total (b)
IPCA CDB	686,183	(681,541)	4,499	17
Fixed rated CDB	1,149,575	(1,146,539)	4,036	(27)
Total	1,835,759	(1,828,079)	8,535	(10)

December 31, 2022
	Notiona lLiability	Liabilities Fair value	MTM (a)
IPCA CDB	708,454	710,475	2,021
Fixed rated CDB	1,368,325	1,370,305	1,980
Total	2,076,779	2,080,779	4,001
				Profit and Loss ((a)+(b))
	Notional SWAP	SWAP	MTM total (b)
IPCA CDB	(728,142)	(733,026)	(2,109)	(89)
Fixed rated CDB	(1,374,472)	(1,378,917)	(2,149)	(168)
Total	(2,102,614)	(2,111,943)	(4,258)	(257)

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

25.    Derivative Financial Instruments designated to Hedge Accounting (Continued)
The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks. Additionally, as the main financial assets and financial liabilities of the Company are measured by CDI, the PagSeguro Group’s strategy is to change any other risk factors to CDI. The PagSeguro Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors. The Company performs the hedging account effectiveness as each reporting date test and for March 31, 2023 and December 31,2022, these tests were effective.

26.    Non-cash Transactions

	Three-month period
	March 31, 2023	March 31, 2022
Non-cash investing activities
Property and equipment acquired through lease	51,735	4,496
MTM of financial investments	71	224
27.    Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).
The PagSeguro Group believes that the financial instruments recognized in these consolidated interim financial statements at their carrying amount are substantially similar to its fair value. Regarding financial assets, they are comprised by accounts receivable from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform comprised of transactions approved by large financial institutions in the normal course of business. The financial investments are represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 in 2023.
The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of March 31, 2023:

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

27. Fair value measurement (Continued)

	March 31, 2023
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	618,337	1,197,828	—
Financial investments	1,063,650	—	—
Accounts receivable	—	34,805,191	—
Other receivables	—	182,936	—
Judicial deposits	—	44,210	—
Investment	—	—	1,763

Financial liabilities
Payables to third parties	—	16,741,089	—
Trade payables	—	437,469	—
Trade payables to related parties	—	521,350	—
Deposits	—	10,678,096	—
Derivative Financial Instruments	—	26,415	—
Deferred revenue	—	143,131	—
Other liabilities	—	253,044	—

	December 31, 2022
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	404,468	1,424,629	—
Financial investments	1,103,299	—	—
Accounts receivable	—	36,994,135	—
Other receivables	—	180,517	—
Judicial deposits	—	44,858	—
Investment	—	—	1,651

Financial liabilities
Payables to third parties	—	18,072,898	—
Trade payables	—	449,102	—
Trade payables to related parties	—	593,906	—
Deposits	—	11,995,288	—
Derivative Financial Instruments	—	22,289	—
Deferred revenue	—	143,528	—
Other liabilities	—	202,796	—

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 25, 2023

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer